UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33834 / April 3, 2020

In the Matter of

Core Alternative Capital, LLC

3930 East Jones Bridge Road, Suite 380
Peachtree Corners, GA 30092

Listed Funds Trust

615 East Michigan Street
Milwaukee, WI 53202

Quasar Distributors, LLC

777 East Wisconsin Avenue, 6th Floor
Milwaukee, Wisconsin 53202

(812-15034)

ORDER PERMITTING WITHDRAWAL OF APPLICATION

Core Alternative Capital, LLC, Listed Funds Trust and Quasar Distributors, LLC ("Applicants")
filed an application on May 17, 2019, and an amendment to the application on September 23,
2019, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for
an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the
Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and (B) of the Act.

The order would permit: (a) actively-managed series of certain open-end management
investment companies ("Funds") to issue shares redeemable in large aggregations only
("Creation Units"); (b) secondary market transactions in Fund shares to occur at negotiated
market prices; (c) certain Funds to pay redemption proceeds, under certain circumstances, more
than seven days after the tender of shares for redemption; (d) certain affiliated persons of a Fund
to deposit securities into, and receive securities from, the Fund in connection with the purchase

and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the Funds to acquire shares of the Funds; (f) certain Funds to create and redeem Creation Units in-kind in a master-feeder structure; and (g) the Funds to issue shares in less than Creation Unit size to investors participating in a distribution reinvestment program.

On September 24, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33631). The notice gave interested persons an opportunity to request a hearing and no request for a hearing was filed. By letter dated February 6, 2020, Applicants requested that the application be withdrawn.

The matter has been considered and it is found appropriate to permit withdrawal of the application.

Accordingly, in the matter of Core Alternative Capital, LLC, *et al.* (File No. 812-15034)

IT IS ORDERED, that the application is withdrawn.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary